Mail Stop 4561
      April 12, 2006

Mark R. McCollom
Chief Financial Officer
Sovereign Bancorp Inc.
1500 Market Street
Philadelphia, Pennsylvania 19102

      Re:	Sovereign Bancorp Inc.
		Form 10-K for Fiscal Year Ended December 31, 2005
File No.  001-16581


Dear Mr. McCollom:

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.











Sovereign Bancorp Form 10-K for the years ended December 31, 2005

Consolidated Statements of Cash Flow, page 56

1. We note that you have had activity within your loans held for sale portfolio and that you provide net disclosure for purposes of your cash flows statement. Please provide us with a rollforward of your loans held for sale for each of the years presented, including but not limited to purchases, originations, proceeds from sale of and gain/loss from sale of loans held for sale.

Note 22 - Asset Securitization and Variable Interest Entities -
page
93

2. We note that you have entered into a new twelve-month revolving securitization structure with your existing qualified special purpose entity allowing you to securitize up to $1.2 billion of dealer floor plan receivables. Please tell us how you considered the new structure with respect to your existing qualified special purpose entity and how it does not invalidate the status of your special purpose entity as qualifying.


* * *
   Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. Please contact Nancy Maloney, Staff Accountant, at (202) 551-3427 or me at (202) 551-3490
if you have questions.

   							Sincerely,



      Donald A. Walker, jr.
      Senior Assistant Chief Accountant

Mark R. McCollom
Sovereign Bancorp Inc.
April 12, 2006
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